Mail Stop 3628

                                                                October 15,
2021

    Jane Lam
    President
    Morgan Stanley Capital I Inc.
    1585 Broadway
    New York, New York 10036

           Re:     Morgan Stanley Capital I Inc.
                   Registration Statement on Form SF-3
                   Filed September 23, 2021
                   File No. 333-259741

    Dear Ms. Lam:

           We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

    Registration Statement on Form SF-3

    General

        1. Please provide us with your legal analysis as to why you have not qualified the pooling
           and servicing agreement under the Trust Indenture Act (   TIA   ),
including how you
           believe these certificates differ from asset-backed securities issued in the form of notes, which are subject to the TIA. Please also confirm that you understand that the TIA does not permit the qualification of the pooling and servicing agreement after the effectiveness of a registration statement (other than an automatic shelf registration statement). See TIA
           Section 309(a).
 Jane Lam
Morgan Stanley Capital I Inc.
October 15, 2021
Page 2

Form of Prospectus

Risk Factors   page 55

      2. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to
         describe these risks. See the Commission   s Guidance Regarding
Disclosure Related to
         Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

Part II     Information Not Required in Prospectus

Item 14. Exhibits

      3. We note that your list of exhibits indicates that Exhibit 36.1 (Depositor Certification for shelf offerings of asset-backed securities) is attached to your registration statement.
         However, this exhibit does not appear to have been included with your filing. Please file this exhibit and your other remaining exhibits with your next amendment. Refer to Item
         1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation
S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202)
551-3262 if you have any questions.

                                                               Sincerely,

                                                               /s/ Arthur C.
Sandel

                                                               Arthur C. Sandel
                                                               Special Counsel
                                                               Office of
Structured Finance

cc:      Michael Keenan, Morgan Stanley
         Eli Shindelman, Sidley Austin LLP